FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc. (the “Company”)
Suite 2010, 120 Adelaide Street, West
Toronto, Ontario
M5H 1T1

Item 2.

Date of Material Change

May 11, 2006

Item 3.

News Release

The news release was issued at Toronto, Ontario on May 11, 2006.

Item 4.

Summary of Material Change

The Company released its unaudited interim financial results for the three-month period ended March 31, 2006. The statements together with accompanying notes and management’s discussion and analysis for the three-month periods ended March 31, 2006 and 2005 are available under the Company’s name at www.sedar.com.

Item 5.

Full Description of Material Change

Reference the following news release dated May 11, 2006.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario, this 12th day of May, 2006.

Alamos Gold  Inc. Reports Record First Quarter 2006 Financial Results

Toronto, Ontario - Alamos Gold Inc. (Alamos) (TSX: AGI) (the “Company”) announces that it has released its unaudited interim financial results for the three-month period ended March 31, 2006. Unaudited consolidated financial statements are attached, and together with accompanying notes and management’s discussion and analysis for the three-month periods ended March 31, 2006 and 2005 will be available under the Company’s name at www.sedar.com.

All figures are unaudited and in United States dollars unless otherwise stated.

First Quarter 2006 Highlights:

During the three-month period ended March 31, 2006, the Company:

▪

Sold 22,670 ounces of gold at an average realized price of $551 per ounce for proceeds of $12.5 million;

▪

Recorded its first quarterly profit with earnings for the period of $0.6 million ($0.01 per share – basic and diluted);

▪

Produced 21,400 ounces of gold in dore at a cash operating cost of $308 per ounce;

▪

Successfully commissioned the crushing and conveying system and announced completion of Phase I development of the Mine;

▪

Invested $1.0 million in exploration focused on development drilling at the Escondida and El Victor zones;

▪

Continued its Phase II expansion program to increase throughput by 50% above the feasibility study level to 15,000 tonnes of ore per day;

▪

Increased the amount available to the Company under its revolving credit facility from $10.0 million to $16.0 million.

Subsequent to quarter end, the Company:

▪

Announced that commercial production at the Mine was achieved effective April 1, 2006;

▪

Received cash proceeds of CDN$7.9 million from the exercise of warrants with an exercise price of CDN$3.50 that were due April 8, 2006;

▪

Announced that it is seeking approval from 66 2/3% of its CDN$50 million convertible debenture holders to offer an incentive conversion period in which debenture holders may convert their holdings into common shares at a premium to the existing terms;

▪

Signed a definitive agreement with Morgain Minerals Inc. (“Morgain”) to sell its La Fortuna property for consideration of five million common shares of Morgain at a deemed price of CDN$0.40 per share.

Operations

Development of the Mulatos Mine has proceeded as follows:

Date	Event
June 2004	Feasibility study completed on the Mulatos deposit
Third quarter 2004	Completed land acquisition from Ejido Mulatos and commenced construction of the Mine
Third quarter 2005	Poured first dore bar of gold and silver weighing 117 ounces
Fourth quarter 2005	Substantially completed construction Production of 5,517 ounces of gold dore in the quarter
February 2006	Commissioned crushing and conveying system
First quarter 2006	Pre-commercial production of 21,400 ounces of gold dore in the quarter
April 1, 2006	Achieved commercial production

The Mine began operations in 2005 as a run-of-mine (uncrushed ore) conventional open-pit heap-leach operation. Entering 2006, the Company targeted a mining and pad loading rate of 15,000 tonnes of ore per day.

Gold production at the Mine in the first quarter of 2006 was 21,400 ounces of gold in dore and gold sales were 22,670 ounces (including 2005 dore production refined in 2006). In 2005, commencing with the first gold pour in July, the Mine produced 7,647 ounces of gold and sold 5,950 ounces. All reported mine production is subject to final refinery settlements.

The 17,000 tonnes per day capacity crusher became operational in February 2006 and is achieving improved throughput. In the first quarter of 2006, 30% of ore to the pad was crushed. The Mine is currently operating at 15,000 tonnes of ore per day, with crushed higher-grade ore to the pad representing approximately 55% of the total tonnes. The Mine was in a pre-commercial phase during the first quarter of 2006 and throughout 2005, operating substantially on a run-of-mine basis by trucking ore to the leach pad. Revenue from gold sales and related operating costs were recognized commencing with the Mine’s first gold pour in July 2005.  As the Mine converts from run-of-mine to crushed ore, mining costs are expected to improve substantially due to the elimination of haulage of run-of-mine ore and gold recoveries are expected to improve to the levels expressed in the feasibility study for different types of ore.  Crushing costs will increase as more ore is crushed, but should decrease on a per tonne basis.

The tables below outline key production and cost indicators during the first quarter of 2006 compared to the fourth quarter of 2005 and with Feasibility Study rates and costs:

Production summary	Q1 2006 (1)	Q4 2005 (2)	Feasibility Study (3)
Ounces produced	21,400	5,517	N/A

Ore mined – tonnes	1,165,787	634,398	745,250
Waste mined – tonnes	2,198,484	2,207,501	1,254,750
Total tonnes mined	3,364,271	2,841,899	2,000,000

Tonnes of ore per day	13,100	6,896	8,374
Tonnes of ore crushed per day (4)	6,450	N/A	8,374

Waste-to-ore ratio	1.89	3.48	1.68
Grade (g/t)	1.80	1.57	2.00

Costs per tonne summary	Q1 2006	Q4 2005	Feasibility Study (5)
Mining cost per tonne	$1.29	$1.56	$0.95

Mining cost per tonne of ore	$3.71	$7.00	$2.44
Crushing cost per tonne of ore	$2.28	N/A	$1.15
Processing cost per tonne of ore	$1.45	$2.31	$1.98
Administration cost per tonne of ore	$1.22	$0.99	$0.97

Cost per tonne of ore	$8.66	$10.30	$6.54

(1)

Comparable to Year 1 of the Feasibility Study.

(2)

Comparable to the pre-production period in the Feasibility Study, where ore was stockpiled.

(3)

Reference is to tonnage in Year 1 of the Feasibility Study, based on 10,000 tonnes per day, on a pro-rata basis for one quarter. Pro-rata gold production would not be indicative of expected first quarter production and is not presented.

(4)

Tonnes of ore crushed per day for Q1 2006 reflects the results of March 2006 only as the crushing and conveying system was successfully commissioned in February 2006. During Q4 2005, the crusher was not operational, accordingly there are no amounts reported during this period.

(5)

Average life of mine amounts as reported in the Feasibility Study.

During the first quarter of 2006, both production and costs per tonne improved significantly from the fourth quarter of 2005. Mining costs per tonne of ore decreased by 47% in the first quarter compared to the fourth quarter of 2005, reflecting a 46% decrease in the waste-to-ore ratio and improved efficiencies.

Current production costs are not necessarily comparable with the Feasibility Study, which are average life-of-mine expected costs. The Mine is currently operating with some contractors’ equipment until additional loading capacity is delivered. Costs are expected to decrease at that time. In addition, haulage distance is also expected to decrease when run-of-mine ore trucked to the pad is replaced with crushed/conveyed ore in the second quarter of 2006. Certain costs, such as energy-related consumables and transportation, are tied to high fuel costs based on the world price for crude oil. Crusher costs are expected to decrease on a unit basis as throughput is increased. The Company is currently experiencing some processing cost savings in certain consumables.

Mine operating costs allocated to ounces sold are summarized in the table below:

	Q1 2006	Q4 2005
Gold sales – ounces	22,670	4,950

Cash operating costs (000)(1)	$6,975	$1,970
- Per ounce sold	$308	$398

Royalties and production taxes (000) (4)	-	-
Total cash costs (000)(2)	$6,975	$1,970
- Per ounce sold	$308	$398
Amortization (000)	$1,931	$477
Accretion of asset retirement obligation (000)	$38	$7
Total production costs (000)(3)	$8,944	$2,454
- Per ounce sold	$394	$496
- Realized gold price per ounce	$551	$462
- Realized cash margin per ounce	$243	$64

Note:  periods are not directly comparable as Q4 2005 had a higher initial waste-to-ore ratio

(1)

Includes all direct mining costs, refining and transportation costs and by-product credits.

(2)

Includes all cash operating costs and royalties and production taxes.

(3)

Includes all total cash costs, amortization, and accretion of asset retirement obligations.

(4)

Production royalties are expected to commence April 1, 2006 at 5% of net precious metals sales.

Cash operating cost per ounce is affected by operating cost per tonne and expected gold recoveries. Cash operating cost per ounce of gold sold was $308 in the first quarter of 2006, compared with $398 in the fourth quarter of 2005. Cash operating costs were higher than feasibility due primarily to the higher mine costs for reasons noted above and due to expected lower recoveries from run-of-mine ore compared with crushed ore.  The Company anticipated that mining and processing costs would be higher during the pre-commercial phase of operations, and run-of-mine recoveries would be lower than for crushed ore. However, the Company realized an operating cash margin of $243 per ounce of gold, based on its realized gold price received, and it believes that this has validated its decision to enter production prior to having full crusher availability. Unit costs are also expected to decline as the leach pad attains a higher level of ore under leach. Cash operating cost per ounce of gold is expected to decrease to the $210-$225 range by the fourth quarter of 2006.

Financial Results

Financial results for the quarter ended March 31, 2006 are:

	Q1 2006	Q1 2005 (*)
Cash provided by operating activities ($000)	475	(246)
Earnings (loss) for the period ($000)	573	(1,381)
Earnings (loss) per share – Basic and diluted ($)	0.01	(0.02)
Weighted average number of common shares outstanding - Basic - Diluted	79,735,914 86,164,386	77,018,029 (**)

(* )    No mining activity in Q1 2005

(**)   Not presented as it is anti-dilutive

Earnings in the first quarter of 2006 of $573,000 included depreciation of $1,931,000, corporate and administrative expenses of $715,000 and exploration expenses of $406,000. Corporate and administrative expenses of $715,000 in the first quarter of 2006 were 10% higher than the $649,000 incurred in the first quarter of 2005. The increase in corporate and administrative expenses in the first quarter of 2006 as compared to the same period of 2005 is primarily attributable to higher salaries and management fees, due to additional hires and increased director compensation and higher stock listing fees. Partially offsetting these increases are lower legal costs in the period and lower discretionary travel costs.

The value of stock-based compensation allocated to expense was $140,000 in the first quarter of 2006 compared to $nil in the first quarter of 2005. Stock-based compensation in the three-month period ended March 31, 2006 represents amortization of stock-based compensation cost associated with the grant of 620,000 stock options on December 23, 2005.

A future income tax expense of $300,000 was charged against earnings, based on the expected effective tax rate for 2006.

Exploration

The Company updated results from the high-grade Escondida Handing Wall Zone in a press release dated March 15, 2006. Additional core samples will be taken for metallurgical testing.

At the Escondida/El Victor underground drift, the Company has completed 115 development holes at Escondida. Current drift development has advanced to almost 600 meters with 80 development holes over 7,141 meters completed. At El Victor, over 700 meters of development has been completed with 23 holes over 1,427 meters of a planned 70-hole program.

Liquidity and Capital Resources

The Company’s working capital position improved significantly during the first quarter of 2006 from a working capital surplus of $13 million at December 31, 2005 to more than $23 million at the end of the first quarter 2006. Cash in-flows during the quarter included funds received from the exercise of warrants and stock options ($10.2 million), cash flows from operating activities ($3.5 million, before changes in non-cash working capital), and advances from the Company’s revolving credit facility ($3 million). Significant investments in working capital during the quarter included $1.3 million in in-process inventory, $0.7 million in parts and supplies inventory. The investment in in-process inventory reflects the cost of pad-loading and stockpiling gold-bearing material undergoing processing into a gold/silver dore product. Additional investment in in-process inventory is likely to continue into the second quarter.

At March 31, 2006 the Company had $11.9 million in cash and cash equivalents compared to $4.5 million at December 31, 2005. In February 2006, $1.2 million was paid as interest to the debenture holders from a trust account, and the Company deposited an additional $2.4 million with the debenture trustee to fund interest payments due in August 2006 and February 2007.

Outlook

The Company expects to continue to operate profitably for the balance of the year. Additionally, the Company expects to benefit from a higher gold price, currently at $715 per ounce. Management will continue to execute its strategy, which consists of improving operating performance and expanding production profile. Ongoing development work at Escondida and El Victor is targeted to increase reserves close to the Estrella Pit which is currently being mined. The Company will continue to advance its exploration targets at its 21,300 hectare Salamandra group of concessions, which are highly prospective.

The Company recently announced an initiative to offer current debenture holders an opportunity to convert their holdings into common shares of the Company through an attractive incentive program. The Company expects to have an update on this initiative shortly. The Company has not yet determined the final impact that conversion would have on the financial position of the Company and its operations, as it is dependent on the level of conversion attained. However, debenture related costs are expected to be in excess of $4.2 million each year for the remaining years that the debentures are outstanding, excluding the effects of foreign exchange translation. Offsetting the expected pro-rata earnings benefit based on the level of conversion would be the additional dilution to share equity resulting from conversion and transaction and settlement costs.

Annual General Meeting

The Annual General Meeting of Shareholders of Alamos Gold Inc. will be held at 4:30 p.m. on Tuesday, May 24, 2006 at the TSX Gallery – Conference Center, located at street level at 130 King Street West, Toronto, Ontario, Canada.

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol “AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

____________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in Alamos periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

 ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - stated in thousands of United States dollars)

	March 31, 2006	December 31, 2005
A S S E T S
Current Assets
Cash and cash equivalents	$11,935	$4,519
Restricted cash	2,357	1,219
Fair value of forward contracts	723	966
Amounts receivable	4,309	3,862
Advances and prepaid expenses	2,611	1,935
Inventory	13,463	9,989
	35,398	22,490
Deferred financing charges	1,043	1,183
Mineral property, plant and equipment	102,461	101,514
Mineral property held for sale	1,016	1,013
	$139,918	$126,200
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	4,506	$5,323
Bank loan	6,000	3,000
Current portion of capital lease obligations	1,190	1,190
	11,696	9,513
Future income taxes	300	-
Capital lease obligations	3,427	3,616
Convertible debenture	33,731	33,326
Asset retirement obligations	2,144	2,100

S H A R E H O L D E R S’ E Q U I T Y
Share capital	98,362	87,830
Warrants	-	265
Convertible debenture	9,978	9,983
Contributed surplus	3,310	3,170
Deficit	(23,030)	(23,603)
	88,620	77,645
	$139,918	$126,200

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended
	March 31, 2006	March 31, 2005
OPERATING REVENUES
Gold sales	$12,490	$ -
OPERATING EXPENSES
Mining and processing	6,975	-
Amortization	1,931	61
Exploration	406	242
Corporate and administrative	715	649
Stock-based compensation	140	-
Accretion of asset retirement obligations	38	2
Other loss	69	-
	10,274	954
EARNINGS (LOSS) FROM OPERATIONS	2,216	(954)
FINANCIAL REVENUES AND EXPENSES
Interest income	65	281
Interest expense on long-term debt	(651)	(314)
Other interest expense	(132)	-
Financing charges	(140)	(54)
Accretion of convertible debenture discount	(485)	(245)
Foreign exchange loss	-	(95)

Earnings (loss) before income tax for the period	873	(1,381)
Future income taxes	(300)	-
Earnings (loss) for the period	573	(1,381)
Deficit, beginning of period	(23,603)	(14,156)
Deficit, end of period	$(23,030)	$(15,537)

Earnings (loss) per share - basic and diluted	$0.01	$ (0.02)

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended
Cash provided by (used for):	March 31,	March 31,
	2006	2005
Operating Activities
Earnings (loss) for the period	$573	$ (1,381)
Adjustments for items not involving cash:
Amortization	1,931	61
Accretion of asset retirement obligations	38	2
Foreign exchange (gain) loss on convertible debenture	(65)	768
Future income taxes	300	-
Accretion of convertible debenture discount	485	245
Amortization of deferred financing charges	140	40
Stock-based compensation	140	-
Changes in non-cash working capital:
Fair value of forward contracts	243	-
Amounts receivable	(447)	(192)
Inventory	(1,992)	-
Prepaid expenses	(54)	(6)
Accounts payable and accrued liabilities	(817)	217
	475	(246)
Investing Activities
Short-term investments	-	15,000
Deposits and advances to contractors	(622)	(514)
Mineral property held for sale	(3)	-
Mineral property, plant and equipment	(4,354)	(10,681)
	(4,979)	3,805
Financing Activities
Convertible debenture issued	-	40,306
Common shares issued	10,246	961
Bank loan	3,000	-
Capital lease obligations	(189)	-
Deferred financing charges	-	(1,616)
	13,057	39,651
Restricted cash	(1,137)	(2,354)

Net increase in cash and cash equivalents	7,416	40,856
Cash and cash equivalents - beginning of period	4,519	13,127
Cash and cash equivalents - end of period	$11,935	$53,983

Supplemental information:
Interest paid	$1,316	$-